FOSTER'S
GROUP

07028490

ASX RELEASE

The following release was made to the Australian Securities Exchange Limited today:

"Appendix 3E – Daily Share Buy-Back Notice"

RECEIVED

Released: 2 November 2007

Pages: 3 (including this page)

PROCESSED
DEC 0 7 2007
THOMSON
FINANCIAL

SUPPL

FILE NO: 082-01711

Fosters Brewing

If you would prefer to receive this notification by email please reply to
jane.dowsey@fostersgroup.com or
Ph: +61 3 9633 2105

Appendix 3E

Daily share buy-back notice (*except* minimum holding buy-back and selective buy-back)

Information and documents given to ASX become ASX's property and may be made public.

Name of entity	ABN
Foster's Group Limited	49 007 620 886

We (the entity) give ASX the following information.

Information about buy-back

1	Type of buy-back	On market
2	Date Appendix 3C was given to ASX	28 August 2007

Total of all shares bought back, or in relation to which acceptances have been received, before, and on, previous day

		Before previous day	Previous day
3	Number of shares bought back or if buy-back is an equal access scheme, in relation to which acceptances have been received		1,640,872
4	Total consideration paid or payable for the shares		$10,290,892.83

		Before previous day	Previous day
5	If buy-back is an on-market buy-back	highest price paid: N/A date: N/A lowest price paid: N/A date: N/A	highest price paid: $6.33 lowest price paid: $6.24 highest price allowed under rule 7.33: $6.6402

Participation by directors

6	Deleted 30/9/2001.	

How many shares may still be bought back?

7	If the company has disclosed an intention to buy back a maximum number of shares - the remaining number of shares to be bought back	Up to maximum consideration of $89,709,107.17

Compliance statement

1. The company is in compliance with all Corporations Act requirements relevant to this buy-back.

2. There is no information that the listing rules require to be disclosed that has not already been disclosed, or is not contained in, or attached to, this form.

Sign here: R.K. Dudfield ...... Date: 02-Nov-2007

Print name: Robert Dudfield – Assistant Company Secretary.

FOSTER'S
GROUP

ASX RELEASE

The following release was made to the Australian Securities Exchange Limited today:

"Appendix 3Y & 3Z – Director's Interests"

Released: 2 November 2007

Pages: 5
(including this page)

FILE NO: 082-01711

If you would prefer to receive this notification by email please reply to
jane.dowsey@fostersgroup.com or
Ph: +61 3 9633 2105

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	Foster's Group Limited
ABN	49 007 620 886

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Francis Joseph Swan
Date of last notice	4 October 2007

Part 1 - Change of director's relevant interests in securities
In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	Direct	Indirect	Indirect
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	Francis Joseph Swan	Burrendah Pty Ltd	Foster's Share Plans Pty Ltd (pursuant to the Director's Share Purchase Plan)
Date of change	30 October 2007	N/A	30 October 2007
No. of securities held prior to change	66,258	40,627	18,369
Class	Ordinary Shares	Ordinary Shares	Ordinary Shares
Number acquired	18,369	Nil	Nil
Number disposed	Nil	Nil	18,369
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	Transfer from trust	N/A	Transfer to beneficial owner
No. of securities held after change	84,627	40,627 (No change)	Nil
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	Shares transferred out of Directors' Share Purchase Plan	N/A	Shares transferred out of Directors' Share Purchase Plan

+ See chapter 19 for defined terms.

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	N/A
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

Dated – 2 November 2007

Rule 3.19A.3

Appendix 3Z

Final Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	Foster's Group Limited
ABN	49 007 620 886

We (the entity) give ASX the following information under listing rule 3.19A.3 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of director	Francis Joseph Swan
Date of last notice	2 November 2007
Date that director ceased to be director	31 October 2007

Part 1 – Director's relevant interests in securities of which the director is the registered holder
In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Number & class of securities
84,627 Ordinary Shares

Part 2 – Director's relevant interests in securities of which the director is not the registered holder

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Name of holder & nature of interest Note: Provide details of the circumstances giving rise to the relevant interest	**Number & class of securities**
Burrendah Pty Ltd	40,627 Ordinary Shares

Part 3 – Director's interests in contracts

Detail of contract	N/A
Nature of interest	N/A
Name of registered holder (if issued securities)	N/A
No. and class of securities to which interest relates	N/A

Dated: 2 November 2007

+ See chapter 19 for defined terms.

FOSTER'S
GROUP

ASX RELEASE

The following release was made to the Australian Securities Exchange Limited today:

"Daily Share Buy-Back Notice"

Released: 5 November 2007

Pages: 3
(including this page)

FILE NO: 082-01711

If you would prefer to receive this notification by email please reply to
jane.dowsey@fostersgroup.com or
Ph: +61 3 9633 2105

FOSTER'S GROUP

77 Southbank Boulevard Southbank Victoria 3006 Australia GPO Box 753 Melbourne Victoria 3001
Tel 61 3 9633 2000 Fax 61 3 9633 2002 Foster's Group Limited ABN 49 007 620 886 www.fostersgroup.com

Appendix 3E

Daily share buy-back notice
(*except* minimum holding buy-back and selective buy-back)

Information and documents given to ASX become ASX's property and may be made public.

Name of entity	ABN
Foster's Group Limited	**49 007 620 886**

We (the entity) give ASX the following information.

Information about buy-back

1	Type of buy-back	**On market**
2	Date Appendix 3C was given to ASX	**28 August 2007**

Total of all shares bought back, or in relation to which acceptances have been received, before, and on, previous day

		Before previous day	Previous day
3	Number of shares bought back or if buy-back is an equal access scheme, in relation to which acceptances have been received	1,640,872	1,634,023
4	Total consideration paid or payable for the shares	$10,290,892.83	$10,119,994.64

		Before previous day	Previous day
5	If buy-back is an on-market buy-back	highest price paid: $6.33 date: 01 -Nov-2007 lowest price paid: $6.24 date: 01-Nov-2007	highest price paid: $6.25 lowest price paid: $6.14 highest price allowed under rule 7.33: $6.6234

Participation by directors

6	Deleted 30/9/2001.	

How many shares may still be bought back?

7	If the company has disclosed an intention to buy back a maximum number of shares - the remaining number of shares to be bought back	Up to maximum consideration of A$79,589,112.53

Compliance statement

1. The company is in compliance with all Corporations Act requirements relevant to this buy-back.

2. There is no information that the listing rules require to be disclosed that has not already been disclosed, or is not contained in, or attached to, this form.

Sign here: R.K. Dudfield .... Date: 05-Nov-2007

Print name: Robert Dudfield – Assistant Company Secretary.

FOSTER'S
GROUP

ASX RELEASE

The following release was made to the Australian Securities Exchange Limited today:

"Appendix 3E - Daily Share Buy-Back Notice"

Released: 5 November 2007 (2nd Announcement)

Pages: 3
(including this page)

FILE NO: 082-01711

Fosters Brewing

If you would prefer to receive this notification by email please reply to
jane.dowsey@fostersgroup.com or
Ph: +61 3 9633 2105

Appendix 3E

Daily share buy-back notice
(*except* minimum holding buy-back and selective buy-back)

Information and documents given to ASX become ASX's property and may be made public.

Name of entity	ABN
Foster's Group Limited	**49 007 620 886**

We (the entity) give ASX the following information.

Information about buy-back

1	Type of buy-back	**On market**
2	Date Appendix 3C was given to ASX	**28 August 2007**

Total of all shares bought back, or in relation to which acceptances have been received, before today, and today

		Before today	Today
3	Number of shares bought back or if buy-back is an equal access scheme, in relation to which acceptances have been received	3,274,895	1,000,000
4	Total consideration paid or payable for the shares	$20,410,887.47	$6,137,900.00

		Before today	Today
5	If buy-back is an on-market buy-back	highest price paid: $6.33 date: 01 -Nov-2007 lowest price paid: $6.14 date: 02-Nov-2007	highest price paid: $6.16 lowest price paid: $6.06 highest price allowed under rule 7.33: $6.6066

Participation by directors

6	Deleted 30/9/2001.	

How many shares may still be bought back?

7	If the company has disclosed an intention to buy back a maximum number of shares - the remaining number of shares to be bought back	Up to maximum consideration of A$73,451,212.53

Compliance statement

1. The company is in compliance with all Corporations Act requirements relevant to this buy-back.

2. There is no information that the listing rules require to be disclosed that has not already been disclosed, or is not contained in, or attached to, this form.

Sign here: R.K. Dudfield Date: 05-Nov-2007

Print name: Robert Dudfield – Assistant Company Secretary.

FOSTER'S
GROUP

ASX RELEASE

The following release was made to the Australian Securities Exchange Limited today:

"Daily Share Buy-Back Notice – Appendix 3E"

Released: 8 November 2007

Pages: 3
(including this page)

FILE NO: 082-01711

If you would prefer to receive this notification by email please reply to
jane.dowsey@fostersgroup.com or
Ph: +61 3 9633 2105

FOSTER'S GROUP

77 Southbank Boulevard Southbank Victoria 3006 Australia GPO Box 753 Melbourne Victoria 3001
Tel 61 3 9633 2000 Fax 61 3 9633 2002 Foster's Group Limited ABN 49 007 620 886 www.fostersgroup.com

Appendix 3E

Daily share buy-back notice (*except* minimum holding buy-back and selective buy-back)

Information and documents given to ASX become ASX's property and may be made public.

Name of entity	ABN
Foster's Group Limited	**49 007 620 886**

We (the entity) give ASX the following information.

Information about buy-back

1	Type of buy-back	**On market**
2	Date Appendix 3C was given to ASX	**28 August 2007**

Total of all shares bought back, or in relation to which acceptances have been received, before, and on, previous day

		Before previous day	Previous day
3	Number of shares bought back or if buy-back is an equal access scheme, in relation to which acceptances have been received	4,274,895	296,514
4	Total consideration paid or payable for the shares	$26,548,787.47	$1,862,493.38

		Before previous day	Previous day
5	If buy-back is an on-market buy-back	highest price paid: $6.33 date: 01 -Nov-2007 lowest price paid: $6.06 date: 05-Nov-2007	highest price paid: $6.32 lowest price paid: $6.24 highest price allowed under rule 7.33: $6.5625

Participation by directors

6	Deleted 30/9/2001.	

How many shares may still be bought back?

7	If the company has disclosed an intention to buy back a maximum number of shares - the remaining number of shares to be bought back	Up to maximum consideration of A$71,588,719.15

Compliance statement

1. The company is in compliance with all Corporations Act requirements relevant to this buy-back.

2. There is no information that the listing rules require to be disclosed that has not already been disclosed, or is not contained in, or attached to, this form.

Sign here: R.K. Dudfield Date: 08-Nov-2007

Print name: Robert Dudfield – Assistant Company Secretary.

FOSTER'S
GROUP

ASX RELEASE

The following release was made to the Australian Securities Exchange Limited today:

"Daily Share Buy-Back Notice – Appendix 3E"

Released: 9 November 2007

Pages: 3
(including this page)

FILE NO: 082-01711

If you would prefer to receive this notification by email please reply to
jane.dowsey@fostersgroup.com or
Ph: +61 3 9633 2105

FOSTER'S GROUP

77 Southbank Boulevard Southbank Victoria 3006 Australia GPO Box 753 Melbourne Victoria 3001
Tel 61 3 9633 2000 Fax 61 3 9633 2002 Foster's Group Limited ABN 49 007 620 886 www.fostersgroup.com

Participation by directors

6	Deleted 30/9/2001.	

How many shares may still be bought back?

7	If the company has disclosed an intention to buy back a maximum number of shares - the remaining number of shares to be bought back	Up to maximum consideration of A$66,317,163.27

Compliance statement

1. The company is in compliance with all Corporations Act requirements relevant to this buy-back.

2. There is no information that the listing rules require to be disclosed that has not already been disclosed, or is not contained in, or attached to, this form.

Sign here: R.K. Dudfield .... Date: 09-Nov-2007

Print name: Robert Dudfield – Assistant Company Secretary.

FOSTER'S
GROUP

ASX RELEASE

The following release was made to the Australian Securities Exchange Limited today:

"Daily Share Buy-Back Notice – Appendix 3E"

Released: 13 November 2007

Pages: 3
(including this page)

FILE NO: 082-01711

Fosters Brewing

If you would prefer to receive this notification by email please reply to
jane.dowsey@fostersgroup.com or
Ph: +61 3 9633 2105

Appendix 3E

Daily share buy-back notice
(*except* minimum holding buy-back and selective buy-back)

Information and documents given to ASX become ASX's property and may be made public.

Name of entity	ABN
Foster's Group Limited	**49 007 620 886**

We (the entity) give ASX the following information.

Information about buy-back

1	Type of buy-back	**On market**
2	Date Appendix 3C was given to ASX	**28 August 2007**

Total of all shares bought back, or in relation to which acceptances have been received, before, and on, previous day

		Before previous day	Previous day
3	Number of shares bought back or if buy-back is an equal access scheme, in relation to which acceptances have been received	6,020,882	375,000
4	Total consideration paid or payable for the shares	$37,402,979.83	$2,325,187.50

		Before previous day	Previous day
5	If buy-back is an on-market buy-back	highest price paid: $6.33 date: 01-Nov-2007 lowest price paid: $6.06 date: 05-Nov-2007	highest price paid: $6.22 lowest price paid: $6.20 highest price allowed under rule 7.33: $6.5331

Participation by directors

6	Deleted 30/9/2001.	

How many shares may still be bought back?

7	If the company has disclosed an intention to buy back a maximum number of shares - the remaining number of shares to be bought back	Up to maximum consideration of A$60,271,832.67

Compliance statement

1. The company is in compliance with all Corporations Act requirements relevant to this buy-back.

2. There is no information that the listing rules require to be disclosed that has not already been disclosed, or is not contained in, or attached to, this form.

Sign here: R.K. Dudfield .... Date: 13-Nov-2007

Print name: Robert Dudfield – Assistant Company Secretary.

END